Real Estate Associates Limited IV

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

October 30, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Kristi Marrone and Mr. William Demarest

Re:      Real Estate Associates Limited IV

            Form 10-K for the year ended December 31, 2008

            Form 10-Q for the period ended June 30, 2009

            File No. 0-12439

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Real Estate Associates Limited IV (the “Partnership”), in a letter dated October 16, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

                                                *          *          *          *          *

Form 10-K for the year ended December 31, 2008

Statements of Cash Flows

1.      Comment:  Please advise us why you have classified distributions from Local Partnerships as an operating cash flow, while your advances to the Local Partnerships have been classified as an investing cash flow.

Response:  The Partnership considers distributions received from Local Partnerships to be a return on its investment if the distributions are funded by the normal operations of the Local Partnerships.  ASC 230 requires distributions received from unconsolidated entities that represent returns on the investor’s investment to be reported as cash flows from operating activities in the investor’s statement of cash flows.  The distributions reported on the Statements of Cash Flows for the years ended December 31, 2008 and 2007, represent distributions funded by the normal operations of the Local Partnerships. Therefore, the Partnership believes that it has properly classified the distributions received as cash flows from operating activities.

ASC 230 requires cash distributions from unconsolidated entities that represent returns of the investor’s investment be reported as cash flows from investing activities.  The Partnership considers distributions received from Local Partnerships to be a return of its investment if the distributions are funded from the sale of Local Partnership assets.  The Partnership received no distributions during 2008 or 2007 that represent distributions funded from the sale of Local Partnership assets.

As disclosed  in Note 2  to the financial statements, advances made by the Partnership to the Local Partnerships are considered part of the Partnership’s investment in the Local Partnership.  As such, the Partnership believes that it is appropriate to classify these advances as cash flows used in investing activities.

Form 10-Q for the quarter ended June 30, 2009

Note 1 – Organization and Summary of Significant Accounting Policies

  Comment:  Please expand your discussion of variable interest entities to include the disclosures required by ASC 810-10-50-12.  Please provide us with your proposed revisions in your response.

Response:  The Partnership believes that its disclosures regarding variable interest entities included in Notes 1 and 2 to the financial statements substantially comply with the disclosure requirements of ASC 810-10-50-12, as further explained below.

ASC 810-10-50-12 (a) states that a public entity involved with a variable interest entity, or VIE, should disclose its “methodology for determining whether the reporting entity is (or is not) the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. One way to meet this disclosure would be to provide information about the types of involvements a reporting entity considers significant, supplemented with information about how the significant involvements were considered in determining whether the reporting entity is, or is not, the primary beneficiary.”  In Note 2 to the financial statements, the Partnership indicates “The Partnership, as a limited partner, does not have a contractual relationship with the Local Partnerships or exercise control over the activities and operations, including refinancing or selling decisions, of the Local Partnerships that would require or allow for consolidation. Accordingly, the Partnership accounts for its investments in the Local Partnerships using the equity method.”  Upon further review of its disclosures, the Partnership believes it has sufficiently explained its involvement and consolidation conclusions, but has not provided information regarding its methodology for determining whether it is the primary beneficiary.  The Partnership’s proposed revisions to disclosures in future filings to more fully address the requirements of ASC 810-10-50-12 (a) are set forth at the end of this response for the Staff’s consideration.

ASC 810-10-50-12 (b) requires certain disclosures when the conclusion to consolidate a VIE has changed in the most recent financial statements.  This disclosure is not relevant to the Partnership as the conclusion that the Partnership is not the primary beneficiary of the Local Partnerships has not changed.

ASC 810-10-50-12 (c) requires disclosure of “whether the reporting entity has provided financial or other support during the periods presented to the VIE that it was not previously contractually required to provide, including both of the following:

1.  The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support

2.  The primary reasons for providing the support.”

In Note 2  to the financial statements, the Partnership states “The Partnership is not legally liable for the obligations of the Local Partnerships and is not otherwise committed to provide additional support to them.” The Partnership further states in Note 2 to the financial statements that “At times, advances are made to the Local Partnerships. Advances made by the Partnership to the individual Local Partnerships are considered part of the Partnership's investment in the Local Partnerships.  Advances made to Local Partnerships for which the investment has been reduced to zero are charged to expense.  During the six months ended June 30, 2009, the Partnership advanced approximately $59,000 to one Local Partnership for operations.  During the six months ended June 30, 2008, the Partnership advanced approximately $1,000 to one Local Partnership.  During the six months ended June 30, 2009 and 2008, the Partnership recognized approximately $59,000 and $1,000 as expense for advances, respectively.”  Given the amount of the advances, the Partnership did not deem them significant enough to warrant an explanation about why the support was provided.

ASC 810-10-50-12 (d) requires disclosure of the “Qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed.” The Partnership believes the information provided in Note 2 to the financial statements provides quantitative and qualitative information about the Partnership’s involvement with the Local Partnerships, including the nature of the Local Partnerships business (ownership of low income rental projects), the size of their activities (including the number of apartment units and the unaudited operating results, on a combined basis, for the periods presented), how the Local Partnerships are financed (including the Partnership’s prior equity contributions and mortgage loans payable to or insured by government agencies), and the nature of the Partnership’s involvement (non-controlling equity interests and discretionary advances to the Local Partnerships).

As indicated in the foregoing responses, the Partnership believes it has substantially complied with the disclosure requirements in ASC 810-10-50-12, with the exception noted above regarding clarification of certain disclosures regarding the information required in ASC 810-10-50-12 (a).  The Partnership will clarify disclosures in future filings to provide the following information to more completely address the requirements of ASC 810-10-50-12:

“In determining whether it is the primary beneficiary of a VIE, the Partnership considers qualitative and quantitative factors, including, but not limited to: the amount and characteristics of the Partnership’s investment; the obligation or likelihood for the Partnership or other investors to provide financial support; the Partnership’s and the other investors’ ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of the Partnership and the other investors.  Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.”

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

National Partnership Investments Corp. as the corporate general partner of Real Estate Associates Limited IV